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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

AURIGA LABORATORIES, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
05155L105
(CUSIP Number)
Richard W. Lasater II Foley & Lardner LLP 2029 Century Park East, Suite 3500 Los Angeles, California 90067-3021 (310) 277-2223
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 13, 2006
(Date of Event Which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 05155L105	13D	Page 1 of 5 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dayne Wagoner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [x] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Citizen of the United States of America

NUMBER OF SHARES	7	SOLE VOTING POWER 115,000
BENEFICIALLY OWNED	8	SHARED VOTING POWER 2,935,991
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 115,000
PERSON WITH:	10	SHARED DISPOSITIVE POWER 2,935,991

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,050,991
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.51%*
14		TYPE OF REPORTING PERSON IN

*    The calculation of the foregoing percentage is based upon 40,488,778 shares of Auriga Laboratories, Inc. common stock outstanding as of November 7, 2006 as set forth in the Auriga Laboratories, Inc. Quarterly Report on Form 10-QSB filed with the Securities and Exchange Commission on November 13, 2006, and also assumes the exercise of a warrant to purchase 150,000 shares held by The Wagoner Family Trust, of which Mr. Wagoner is the trustee, which warrant is exercisable within sixty (60) days of the date hereof.

CUSIP No. 05155L105	13D	Page 2 of 5 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Wagoner Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [x] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED	8	SHARED VOTING POWER 2,935,991
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER -0-
PERSON WITH:	10	SHARED DISPOSITIVE POWER 2,935,991

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,935,991*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[x]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.22%*
14		TYPE OF REPORTING PERSON OO

*    The totals referenced above exclude all shares that are disclosed in this Schedule 13D as being beneficially owned by other parties to this Schedule 13D, as The Wagoner Family Trust disclaims beneficial ownership of all such shares. The calculation of the foregoing percentage is based upon 40,488,778 shares of Auriga Laboratories, Inc. common stock outstanding as of November 7, 2006 as set forth in the Auriga Laboratories, Inc. Quarterly Report on Form 10-QSB filed with the Securities and Exchange Commission on November 13, 2006, and also assumes the exercise of a warrant to purchase 150,000 shares held by The Wagoner Family Trust, which warrant is exercisable within sixty (60) days of the date hereof.

CUSIP No. 05155L105	13D	Page 3 of 5 Pages

SCHEDULE 13D

Introduction

This Amendment No. 2 to the Statement of Beneficial Ownership on Schedule 13D (this “Schedule 13D”) is being filed to amend the information in the Reporting Persons’ (as that term is defined below) original Statement of Beneficial Ownership on Schedule 13D, as amended by the Reporting Persons’ Amendment No. 1 thereto, filed with the Securities and Exchange Commission (“SEC”) on May 19, 2006 and September 12, 2006, respectively.

Item 1.	Security and Issuer.

This Schedule 13D relates to the shares of common stock (“Common Stock”) of Auriga Laboratories, Inc., a Delaware corporation (the “Company”). The Company’s principal offices are located at 5555 Triangle Parkway, Suite 300, Norcross, Georgia 30092.

Item 2.	Identity and Background.

(a-b)     This Schedule 13D is being filed by Dayne Wagoner (“Mr. Wagoner”) and The Wagoner Family Trust (the “Trust”) (individually, a “Reporting Person” and collectively, the “Reporting Persons”). Mr. Wagoner is the trustee of the Trust. The principal business address of the Reporting Persons is 41895 Noel Circle, Temecula, California 92592.

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934. The Reporting Persons have entered into a Joint Filing Agreement dated as of September 11, 2006, pursuant to which they have agreed to jointly file all amendments to this Schedule 13D, a copy of which is incorporated herein by reference to Exhibit 99.1 to that certain Amendment No. 1 to the Statement of Beneficial Ownership on Schedule 13D filed with the SEC on September 12, 2006. Notwithstanding the above, the Trust has disclaimed beneficial ownership of the shares of Common Stock held by Mr. Wagoner, as more fully described in the footnotes to the schedules above.

(c)     Mr. Wagoner is a director of the Company and also serves as the chief executive officer of Edge Development, Inc., a contractor. The principal purpose of the Trust is to hold assets (including shares of the Company’s Common Stock) for the benefit of Mr. Wagoner.

(d-e)     During the last five years, neither of the Reporting Persons has: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     Mr. Wagoner is a citizen of the United States of America. The Trust was formed under the laws of the State of California.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Persons acquired their respective shares of Common Stock for general investment purposes. The information contained in Item 4 below, to the extent that it relates to the source of funds used in connection with the transactions described in Item 4, is incorporated herein by reference into this Item 3. The shares of Common Stock owned by the Reporting Persons were acquired in exchange for services rendered and/or as additional consideration for monies loaned to the Company.

CUSIP No. 05155L105	13D	Page 4 of 5 Pages

Item 4.	Purpose of Transaction.

The purpose of this Schedule 13D is to disclose the acquisition by Mr. Wagoner of 15,000 shares of Common Stock awarded to him under the Company’s 2006 Equity Incentive Plan, which shares were granted to Mr. Wagoner for his services as a director of the Company (and for no additional consideration) on December 13, 2006.

Except as may be set forth above, the shares of Common Stock owned by the Reporting Persons were acquired for investment purposes only and none of the Reporting Persons have existing plans or proposals which relate to or would result in any of the matters enumerated in clauses (a) through (j), inclusive, of Item 4 of Schedule 13D. However, the Reporting Persons may in the future engage in and may plan for their engagement in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

According to the Company’s Quarterly Report on Form 10-QSB for the period ended September 30, 2006, filed with the SEC on November 13, 2006, there were 40,488,778 shares of Common Stock issued and outstanding as of November 7, 2006. The percentages calculated below are based upon 40,488,778 shares of Common Stock issued and outstanding, plus 150,000 shares of Common Stock currently issuable upon the exercise of the derivative securities identified below. Except as provided above, the information contained in this Item 5 is as of December 14, 2006.

1.	Dayne Wagoner.

(a-b)     Mr. Wagoner beneficially holds 3,050,991 shares of Common Stock, which total includes (i) 115,000 shares held of record by Mr. Wagoner, (ii) 150,000 shares that the Trust currently has the right to acquire pursuant to a warrant, and (iii) 2,785,991 shares that are held of record by the Trust, of which Mr. Wagoner is the trustee. The number of shares of Common Stock beneficially held by Mr. Wagoner constitutes approximately 7.51% of the issued and outstanding Common Stock of the Company. Mr. Wagoner has sole voting and dispositive power over the shares that he holds of record, and Mr. Wagoner shares voting and dispositive power over the shares that are held by the Trust.

2.	The Wagoner Family Trust.

(a-b)     The Trust beneficially holds 2,935,991 shares of Common Stock, which total includes (i) 2,785,991 shares held of record by the Trust and (ii) 150,000 shares that the Trust currently has the right to acquire pursuant to a warrant. The number of shares of Common Stock beneficially held by the Trust constitutes approximately 7.22% of the issued and outstanding Common Stock of the Company. The Trust shares voting and dispositive power with Mr. Wagoner over the shares of Common Stock described in this paragraph.

CUSIP No. 05155L105	13D	Page 5 of 5 Pages

(c)     There were no transactions in the Common Stock by the Reporting Persons during the prior sixty (60) days, other than as described above in Items 4 and 5.

(d)     No person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons, other than as described above in this Item 5.

(e)     Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The descriptions in Items 4 and 5 above are incorporated herein by reference.

Item 7.	Materials To Be Filed as Exhibits.

The following documents are included as exhibits to this Schedule 13D:

99.1	Joint Filing Agreement dated September 11, 2006 among Dayne Wagoner and The Wagoner Family Trust (incorporated herein by reference to Exhibit 99.1 to that certain Amendment No. 1 to the Statement of Beneficial Ownership on Schedule 13D filed with the SEC on September 12, 2006).

SIGNATURES

        After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 13, 2006.

/s/ Dayne Wagoner
DAYNE WAGONER

THE WAGONER FAMILY TRUST

By:	/s/ Dayne Wagoner Dayne Wagoner, Trustee